ErmaRose Winery LLC

Balance Sheet

As of October 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - Register	25,405.67
TOTAL BUS CHK (1116)	457,106.38
Total Bank Accounts	**$482,512.05**
Other Current Assets	
SK-Cash Drawer Cash Account	112.49
SK-Total Tendered	0.00
SK-Undeposited Funds VISA/MC/Dsc	432.05
Uncategorized Asset	-10,144.09
Total Other Current Assets	**$ -9,599.55**
Total Current Assets	**$472,912.50**
Fixed Assets	
Building Improvements	82,365.00
Furniture & Fixtures	5,000.00
Machinery & Equipment	3,247.50
Total Fixed Assets	**$90,612.50**
TOTAL ASSETS	**$563,525.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
SK-Gratuity	68.50
SK-Sales Tax	36.24
Total Other Current Liabilities	**$104.74**
Total Current Liabilities	**$104.74**
Total Liabilities	**$104.74**
Equity	
Owner's Investment	104,823.04
Owner's Pay & Personal Expenses	-572.49
Retained Earnings	12,579.73
Net Income	446,589.98
Total Equity	**$563,420.26**
TOTAL LIABILITIES AND EQUITY	**$563,525.00**

ErmaRose Winery LLC

Profit and Loss
January - October, 2021

	TOTAL
Income	
Sales	604,128.97
Total Income	**$604,128.97**
Cost of Goods Sold	
Cost of Goods Sold	9,903.93
Job Supplies - COGS	61,108.46
Total Cost of Goods Sold	**$71,012.39**
GROSS PROFIT	**$533,116.58**
Expenses	
Advertising & Marketing	-685.06
Ask My Accountant	19,420.93
Credit Card Fees	16,847.51
Dues & subscriptions	472.00
Insurance	593.33
Legal & Professional Services	44.99
Meals & Entertainment	41.40
Office Supplies & Software	3,725.17
Office/Admin	749.99
Payroll Expenses	5,056.63
Rent & Lease	1,500.00
Repairs & Maintenance	2,790.82
Shipping & Delivery	6,753.43
Uncategorized Expense	21,060.55
Utilities	8,154.91
Total Expenses	**$86,526.60**
NET OPERATING INCOME	**$446,589.98**
NET INCOME	**$446,589.98**

ErmaRose Winery LLC

Statement of Cash Flows
January - October, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	446,589.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	8,876.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,876.83**
Net cash provided by operating activities	**$455,466.81**
NET CASH INCREASE FOR PERIOD	**$455,466.81**
Cash at beginning of period	27,045.24
CASH AT END OF PERIOD	**$482,512.05**